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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2004

SR Telecom Inc. (Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

Date: February 26, 2004

* Print the name and title of the signing officer under his signature.	By:	/s/ Pierre St-Arnaud (Signature)*

News Release

www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO) (514) 335-4035	Scott Lawrence (Maison Brison) (514) 731-0000 email: scott@maisonbrison.com

SR Telecom Reports Fourth Quarter and Year-End Results Financial position strengthened with recently-completed equity financings Expects a return to profitability in second half of 2004

MONTREAL, February 26, 2004 — SR Telecom Inc. (TSX: SRX, NASDAQ: SRXA) today reported its results for the fourth quarter and fiscal year ended December 31, 2003.

Consolidated revenues for the fourth quarter, which include its Chilean telecommunications operating subsidiary CTR, totalled $41.6 million, an increase of approximately 60% from the $26.0 million reported in the third quarter of 2003. In the corresponding period last year, revenues reached $50.8 million. Year-end consolidated revenues totalled $127.9 million, compared to $197.0 million in fiscal 2002.

The fourth quarter operating loss was significantly reduced to $12.8 million, compared to the operating loss of $15.6 million in the third quarter of 2003. For fiscal 2003, the operating loss totalled $41.0 million, compared to an operating loss of $2.1 million in the prior year. Consolidated net loss was $14.2 million for the quarter and $44.8 million for the year, compared to a consolidated net loss of $11.2 million and $20.9 million in the corresponding periods in 2002.

Revenues for the fourth quarter and year-end periods were significantly lower than in the prior year because major sales made to three customers in 2002 were not replicated in 2003. The Company had expected to receive certain substantial contracts in 2003, but the granting of some of these contracts was delayed. However, the Company anticipates that these contract discussions will be largely completed in the first half of 2004.

The consolidated net loss for the 2003 fourth quarter and year-end was greater than that of the same periods in 2002 mainly because of lower revenues and additional costs associated with the integration of the Company’s recent acquisition of the angelTM and airstarTM platforms.

“While the telecommunications industry in general showed signs of recovering from its prolonged slump in 2003, capital spending in the fixed wireless sector has only recently begun to resume. Additionally, the ongoing political uncertainty in the Middle East has seriously impacted investment in what has traditionally been one of our most important markets. As a result, our revenues for 2003 were much lower than we had originally anticipated,” said Pierre St-Arnaud, President and Chief Executive Officer of SR Telecom. “Nevertheless, the strategic acquisitions we made in 2003 have allowed us to emerge from this very difficult period in a much stronger competitive position. The contracts we are winning with our new angel, airstar and SR500-ipTM platforms should have a very positive impact on our 2004 revenues. The months ahead will continue to be challenging, but we anticipate a return to profitability in the second half of the year as purchase orders are received under recently awarded contracts and pending contract awards. “

Core Wireless Solutions Segment
Fourth quarter revenues in SR Telecom’s core wireless solutions business were $38.0 million, compared to $22.8 million in the third quarter of 2003 and $47.1 million during the same period last year. For the 2003 fiscal year, revenues were $113.8 million, versus the $181.0 million reported in 2002.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	1

“We are continuing to implement our aggressive cost reduction measures in order to better align our costs with our current revenue streams,” said David Adams, Senior Vice-President and Chief Financial Officer. “The integration of Netro’s sales force into our own is ongoing, and during the fourth quarter we further reduced our workforce. Our streamlining initiatives have reduced our workforce to pre-Netro acquisition levels. These efforts, in addition to other ongoing initiatives, should further reduce our operating costs.”

CTR
Revenues at CTR were $3.6 million in the fourth quarter, compared to $3.7 million in the same period last year. The slight decline is due to the drop in value of the Chilean peso relative to the Canadian dollar. In peso terms, net revenue was 1,726 million pesos in the fourth quarter of 2003 as compared to 1,704 million pesos in the fourth quarter of 2002, reflecting an increase in sales of satellite services. For the 2003 fiscal year, revenues reached $14.1 million, compared to the $15.9 million reported in 2002. Net revenue in Chilean peso terms in 2003 was 6,917 million pesos compared to 6,951 million pesos in 2002.

Net loss from CTR was $2.0 million for the quarter and $2.5 million for the year, a significant improvement compared to the losses of $7.0 million and $17.0 million in the corresponding periods in 2002 due to favourable currency gains with regard to the US denominated debt and reduced interest expense.

“We continue to make progress on a number of fronts with our Chilean subsidiary. Subsequent to year-end, we restructured our debt repayments, and reduced the payments due to our lenders in 2004 from US$9.0 million to US$5.5 million. Further, we anticipate a favourable ruling from Subtel, the Chilean regulator, which will allow CTR to substantially increase its access tariffs. Finally, pending the completion of the pilot project and the receipt of licensed frequencies from Subtel, we are proceeding with our previously-announced initiative to deploy up to 6,000 lines into several urban areas using surplus angel inventory that was acquired in the Netro transaction. This expansion will help to increase both voice and Internet revenues at CTR,” said Mr. Adams.

Financial Position
SR Telecom’s cash and short-term investment position including restricted cash at the end of the 2003 fiscal year was $18.7 million, compared to $41.9 million at December 31, 2002. The decrease results from the repayment of outstanding debt in the amount of $20.2 million in 2003 as well as the use of cash to fund operations. Subsequent to year-end, the Company completed equity financings for gross proceeds of approximately $50 million that will provide significant additional working capital.

Backlog
Continued global economic uncertainty and the slower than expected recovery in the fixed wireless access sector of the telecommunications industry have had a negative effect on SR Telecom’s order book. Backlog at the end of the fourth quarter in 2003 stood at $27 million, the majority of which is expected to be delivered in the next twelve months, down from $82 million at the end of the fourth quarter of 2002. The Company’s backlog is now comprised of many short term orders that turn over more quickly than in the past. Currently, significant orders are expected to be generated from the introduction of the newly acquired product lines, airstar and angel, and from increased activity in a number of SR Telecom’s traditional markets. However, the timing of these orders cannot be identified with certainty.

Q4 Events
•	SR Telecom’s stride2400TM fixed wireless access solution was selected by Southwest Texas Telephone Company to deliver voice and broadband data services to previously difficult to serve areas in the state.
•	The Company received purchase orders for its angel broadband fixed wireless access product from Globalcom Data Services Company (GDS), a public wireless access network provider in Lebanon. GDS will initially deploy three 3.5 GHz angel base stations and 300 CPEs (Customer Premises Equipment) to deliver data services to the small and medium-sized business community. Over the next two years, GDS expects to extend its angel network with the addition of five to seven base stations and over 10,000 CPEs as it delivers broadband Internet services to residential customers in and around eight Lebanese cities.
•	SR Telecom’s angel solution was selected for a 100,000 line multi-service broadband fixed wireless access network in Spain, which is being rolled out by one of the continent’s pre-eminent telecommunications operators. Upon successful completion of a pilot project, and pending final documentation, the full 100,000 line network project will commence and be deployed over three years.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	2

Subsequent Events
•	SR Telecom’s angel broadband fixed wireless access product was selected by a major telecommunications provider in Southeast Asia for a metropolitan development project. This is the second urban deployment of the angel platform in the region.
•	SR Telecom reached an agreement with the lenders of Communicacion y Telefonia Rural, S.A. (CTR), its service provider subsidiary in Chile. A waiver from one of the lenders provides for a deferral of principal repayments due in 2004, and extends such repayment of principal to 2008. Consequently, the payments due to CTR’s lenders in 2004 have been reduced from US$9.0 million to US$5.5 million. This enables CTR to expand its network and continue its marketing initiatives to further improve its financial performance.
•	SR Telecom completed its offering with a syndicate of underwriters led by Desjardins Securities Inc., including TD Securities Inc. and CIBC World Markets Inc. The syndicate purchased 5,714,287 units of the Company at a price of $7.00 per unit for aggregate gross proceeds of $40 million. The syndicate has also exercised the over-allotment option where an additional 857,142 units were purchased for aggregate gross proceeds of $6 million.
•	Concurrently with the closing of the public offering, the Company completed a private placement of 571,500 units with Global Telecom, L.L.C., for aggregate gross proceeds of $4,000,500, on the same terms and conditions as those in the public offering of units, subject to regulatory hold periods for private placement.
•	Bell Telecommunication Philippines Inc. (Belltel), a full-service telecommunications provider in the Philippines, selected the angel fixed wireless access system for a voice and broadband Internet project in Manila. This is the first commercial deployment of the angel platform in the Philippines. Deployed as an integral part of Belltel’s iDirect service, the angel product will provide bundled data services, high-speed Internet access and carrier-class voice services to Belltel’s large customer base in the business and high-end residential sectors in Manila.
•	SR Telecom launched its next generation SR500-ip point-to-multipoint fixed wireless access system and announced that it has secured the first orders valued at $4.4 million. The orders come from a major incumbent carrier in Southeast Asia, which will use the SR500-ip for the expansion of its extensive rural telecommunications infrastructure. Upon the successful deployment of the initial systems, the Company expects the expansion program will generate revenues in excess of $100 million over three years. Deliveries are scheduled to commence in the second quarter of 2004.
•	The first shipments of SR Telecom’s angel and airstar products were delivered from the Company’s new manufacturing facility in Montreal. The facility significantly increases the Company’s manufacturing capacity, allowing it to accommodate the growing demand for angel and airstar.
•	Ikatel, a subsidiary of France Telecom, selected the angel broadband fixed wireless access product for a voice and broadband data project in Bamako, Mali’s capital city. This marks the first commercial deployment of the angel platform in Africa. Deliveries and installations are expected to commence in March. Ikatel will deliver voice and broadband data services to four distinct customer groups in Bamako: residential users, businesses, cyber-cafes and tele-centers.

Outlook
“As I have said, the fixed wireless sector has begun to show signs of a return to life. We expect increased bookings in the months ahead, and I am encouraged by the contracts we have won over the past few months in Asia, Africa, Spain and Mexico. Our angel, airstar, and newly-launched SR500-ip products clearly address a demonstrated need for our customers. These state-of-the-art broadband technologies set the current standard for robustness, flexibility and functionality,” remarked Mr. St-Arnaud.

“The first half of 2004 will continue to be difficult, but the success of our recent equity offerings has improved our financial position considerably. We are confident that the major projects we have been pursuing over the past months will soon reach fruition. With the bookings we anticipate, we expect to be profitable in the second part of the year.”

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	3

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

Conference Call
SR Telecom will host a conference call Thursday, February 26, 2004 at 10:00 AM Eastern Standard Time to discuss these results and update investors on operating progress. SR Telecom President & CEO Pierre St-Arnaud and Chief Financial Officer David Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 807-8791 (Montreal and overseas) or 1-800-814-4860 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available on Thursday, February 26 as of 12:00 PM until 11:59 PM on Thursday, March 4 at 1-877-289-8525 (passcode 21039177#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, SR500, ANGEL and AIRSTAR are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	4

SR Telecom’s Management Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the fourth quarter and year ended December 31, 2003. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s annual audited consolidated financial statements and the unaudited December 31, 2003 fourth quarter financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments
•	On February 18 and 24, 2004, with the exercise of the over-allotment option, SR Telecom completed a public and private offering of 7,142,929 units for gross cash proceeds of $50,000,503. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006. The gross proceeds will be allocated between common shares and warrants based on their fair values.
•	SR Telecom wins first orders for new product - SR500-ip selected for expansion project in Southeast Asia with potential value in excess of $100 million over 3 years.
•	SR Telecom’s angel product was selected for broadband network in the Philippines - New airstar product orders also received from Indonesia.
•	SR Telecom’s angel selected for wireless local exchange carrier in Czech Republic to be deployed in 26 major cities. The potential value of equipment to be delivered as part of the national network is estimated at US$8 million.
•	SR Telecom’s broadband angel solution has been selected for a deployment of approximately 100,000 lines multi-service broadband fixed wireless access network in Spain. Telefonica is the service provider and the Corporation is working with Seimens who are the integrator. The pilot project is currently ongoing with the full deployment subject to successful completion.
•	SR Telecom recorded restructuring charges of $1.7 million in the quarter ended December 31, 2003 relating to severance payments. Further charges are expected in the first half of 2004.
•	SR Telecom delivered its first shipments of angel and airstar products from Montreal, allowing the completion of the Netro integration plan by consolidating angel and airstar production in Montreal.
•	SR Telecom’s angel platform was selected by Ikatel, a subsidiary of France Telecom, to deliver fixed voice and data services in Mali. This is the first commercial deployment of the angel platform in Africa.
•	SR Telecom’s angel platform was selected by Globalcom Data Services Company for the deployment of a broadband business network, a multi-phase project scheduled for 8 major cities in Lebanon.
•	On October 8, 2003, the Corporation changed the name of Netro Corporation (“Netro”) to SR Telecom USA Inc. Throughout this document, Netro and SR Telecom USA Inc. are used interchangeably.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	5

Critical Accounting Policies

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom’s critical accounting policies.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements or “turnkey” contracts, which include the sale of equipment as well as the sale of services. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon delivery. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

SR Telecom products and services are generally sold as part of a contract or purchase order, of which some are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance; any losses are recognized in the period that such losses become known.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that it has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom’s assumptions, additional reserves may be required.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	6

Assessment of Impairment of Long-lived Assets

Effective April 1, 2003, the Corporation adopted CICA Handbook Section 3063, “Impairment of Long-Lived Assets”: This recommendation establishes the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, and intangible assets with finite useful lives. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation’s results from operations or financial position.

Prior to April 1, 2003, the Corporation evaluated the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment existed, management considered the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets was charged against earnings in the period an impairment was determined.

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries’ accounts are reflected in the statement of operations.

Future Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized. SR Telecom intends to use the balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

The Acquisition of Netro Corporation

On March 27, 2003, the Corporation signed an agreement and plan of merger with Netro to acquire all of the issued and outstanding shares of Netro in exchange for 4.1 million common shares of SR Telecom at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced. On September 4, 2003, SR Telecom concluded the acquisition of Netro. The results of operations of Netro subsequent to September 4, 2003 are included in the Wireless operations segment.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	7

Three-months ended December 31, 2003 versus three-months ended December 31, 2002

Wireless Telecommunications Products Business Segment

	Percent of Revenue
	2003	2002
Revenue	100%	100%
Cost of revenue	52%	48%

Gross profit	48%	52%
Agents commissions	-	7%
Selling, general and administrative expenses	50%	29%
Research and development expenses, net	17%	11%
Restructuring, asset impairment and other charges	8%	10%

Total operating expenses	75%	57%

Operating loss	(27%)	(5%)
Interest expense, net	(3%)	(4%)
Gain on repurchase of debentures	3%	-
Loss on foreign exchange	(5%)	(1%)
Income tax recovery	-	1%

Net loss	(32%)	(9%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the three-months ended December 31, 2003 and 2002:

	Revenue (In thousands)		Percent of Wireless Revenue
	2003	2002	2003	2002

Europe, Middle East and Africa	14,671	29,439	39%	63%
Asia	15,098	12,703	40%	27%
Latin America	3,505	2,549	9%	5%
Other	4,744	2,409	12%	5%

	38,018	47,100	100%	100%

Revenue in the Middle East decreased in the fourth quarter of 2003 compared to the fourth quarter of 2002. Deliveries to the region declined during the period as the first purchase order under the Saudi Telecom Company contract was substantially complete and additional purchase orders not secured. Sales to Asia increased in the current quarter as compared to the fourth quarter of the previous year from increased service revenue in the Philippines. Revenue in Latin America increased in the fourth quarter of 2003 as compared to the fourth quarter of 2002 as a result of sales of SR Telecom’s newly acquired airstar product line.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	8

Revenue from customers that comprised more than 10% of wireless revenue for the three-months ended December 31, 2003, is as follows:

	Revenue (in thousands)	Percent of Wireless Revenue

	2003	2003
Department of Transport and Communications of the Philippines	4,355	11%

Revenue from customers that comprised more than 10% of wireless revenue for the three-months ended December 31, 2002, is as follows:

	Revenue (in thousands)	Percent of Wireless Revenue

	2002	2002
Department of Transport and Communications of the Philippines	6,620	14%

Saudi Telecom Company	8,254	18%
Sudan Telecom Company	9,514	20%

	24,388	52%

Revenue

For the quarter ended December 31, 2003, revenue decreased to $38.0 million from $47.1 million in the fourth quarter of 2002. The revenue numbers in the fourth quarter of 2003, for both equipment and service revenue, were less than in the prior year due to large turnkey contracts that were not replicated in 2003. The Corporation does not expect revenue to improve in the first half of 2004, however, expects significant improvements in the second half as purchase orders are received under recently awarded contracts and pending contract awards.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized. Gross profit as a percentage of revenue decreased to 48% for the quarter ended December 31, 2003, from 52% for the quarter ended December 31, 2002. This decrease is a result of lower margins experienced on equipment revenue, offset by higher margins experienced on service revenue. Equipment revenue in the fourth quarter of 2003 includes substantial angel and airstar revenue, which attain lower margins than the traditional margins experienced with SR500 and swing. In the fourth quarter of 2003, service gross profit contributed $4.9 million on revenue of $9.9 million, versus $1.5 million gross profit on revenue of $12.4 million in 2002. Going forward, it is expected that the gross profit percentage will decrease from the current quarter’s gross profit, due to the increase in expected revenues of the lower margin airstar and angel products.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	9

Agent commissions as a percentage of revenue decreased to nil in the fourth quarter of 2003 from 7 % or $3.3 million in the fourth quarter of 2002. Commissions correlate directly with the level and type of equipment sales and vary in amount by local jurisdiction. Commissions in the fourth quarter of 2002 were higher as much of the revenue generated in that period came from large turnkey contracts which traditionally have higher commission rates. The nominal commission rate in the fourth quarter of 2003 is a function of the sales and customers in that period. This figure is expected to increase in 2004 compared to the last quarter of 2003 due to the change in expected product mix in 2004.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses. SG&A expenses were $18.8 million for the quarter ended December 31, 2003, an increase of $5.4 million as compared to the fourth quarter of 2002. This was due to the integration of Netro, which resulted in an increase of approximately $5.2 million in SG&A expense in the fourth quarter. The lower overall revenue base resulted in a higher SG&A expense to revenue ratio in the current quarter as compared to the fourth quarter of 2002. The Corporation is currently implementing additional ways to reduce its cost base in order to bring costs in line with the current and anticipated level of revenue.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities. Research and development expenses on a comparable basis showed an increase over 2002 levels. Research and development expenses increased to $6.6 million for the quarter ended December 31, 2003, as compared to $5.3 million for the quarter ended December 31, 2002. The increase is due to additional research and development costs of $2.1 million incurred by Netro during the quarter, a reduction in the amount of investment tax credits recognized that offset research and development expenses, as well as additional research being performed on newly acquired product lines. These amounts are offset by a reduction in research and development activities realized through internal restructuring efforts. Research and development expenses are expected to remain stable in the first quarter of 2004 from the level experienced in the fourth quarter of 2003. The Corporation is currently implementing programs which will reduce research and development costs in the latter part of 2004.

Restructuring, Asset Impairment and Other Charges

For the quarter ended December 31, 2003, restructuring, asset impairment and other charges of $3.1 million were recorded. The restructuring charges of $1.7 million were undertaken by the Corporation to reduce its cost structure, and are comprised primarily of severance and termination benefits. In total, 42 employees were terminated in the quarter including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees. The asset write off of $1.4 million relates to the discontinuation of research and development on the shift product line as the Corporation identified that the market opportunities for shift will be better served by angel. The write-off occurred in the third quarter of 2003 and was included in research and development expenses, however, in the fourth quarter of 2003, the amount was reclassed to restructuring, asset impairment and other charges.

For the quarter ended December 31, 2002, restructuring charges of $4.9 million were accrued. These charges also composed primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations and lease cancellation costs relating to the closure of a research and development site in Montreal. In total, 90 employees were terminated including 39 research and development employees, 31 project management employees, 8 sales and marketing employees, and 12 general and administrative employees.

It is expected that additional restructuring charges will be incurred in the near term to bring the cost base in line with anticipated revenue.

Gain on Repurchase of Debentures

For the quarter ended December 31, 2003, SR Telecom realized a gain of $1.2 million on the repurchase of $4.0 million of its outstanding debentures.

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Interest Expense

Interest expense decreased to $1.3 million in the fourth quarter of 2003 from $1.9 million in the fourth quarter of 2002. The interest expense in the wireless segment relates predominantly to the interest paid on SR Telecom’s senior unsecured debentures in the amount of $75 million (pre-repurchase of $4.0 million). The debentures, due in April 2005, bear interest at 8.15%. The remainder of the interest expense relates to interest paid on bank indebtedness. The decrease in interest expense in the fourth quarter of 2003, is due to the forgiveness of interest payable relating to a government program. Going forward, the Corporation expects interest expense to be similar to the amounts recorded in the fourth quarter of 2003.

Foreign Exchange

SR Telecom’s trade receivables are almost exclusively in U.S. dollars and Euros. The foreign exchange loss of $1.8 million in the fourth quarter of 2003, compared to the foreign exchange loss of $0.3 million in the fourth quarter of 2002, is due to larger fluctuations in foreign exchange on its U.S. dollar receivables compared to the same quarter in the prior year. Gains or losses on foreign exchange relate primarily to fluctuations between the U.S. dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carryforwards recognized relate primarily to losses incurred in Canada. SR Telecom’s change in effective tax rates in the current quarter as compared to previous quarters, primarily reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation has ceased recognizing additional tax loss carryforward benefits.

Backlog

Continued global economic uncertainty and the protracted slowdown in the telecommunications industry have affected SR Telecom’s order book. Backlog at the end of the fourth quarter in 2003 stood at $27 million, the majority of which is expected to be delivered in the next twelve months, down from $82 million at the end of the fourth quarter of 2002. SR Telecom’s backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation’s current backlog is now comprised of many short-term orders that turn over more quickly than in the past. Currently, significant orders are expected to be generated from the introduction of the newly acquired product lines, airstar and angel, and from increased activity in a number of SR Telecom’s traditional markets. However, the timing of these orders cannot be identified with certainty.

Telecommunication Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory purchased from Netro and an increase in access charges will also contribute to this objective.

Revenue

CTR showed a marginal decline in revenue to $3.6 million in the fourth quarter of 2003, from $3.7 million in the fourth quarter of 2002. The decrease is a result of the decline in value of the Chilean peso relative to the Canadian dollar. In peso terms, net revenue was $1,726 million in the fourth quarter of 2003 as compared to $1,704 million in the fourth quarter of 2002, reflecting an increase in sales of satellite services. In peso terms, revenues are expected to increase in 2004 due to anticipated increases in access charges and the rollout of the Corporation’s new urban initiative.

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Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses remained stable in the fourth quarter of 2003 from the same quarter last year.

Restructuring, Asset Impairment and Other Charges

For the quarter ended December 31, 2003, asset impairment charges of $0.6 million were accrued. These charges were related to the write down of certain satellite related assets to their estimated fair market value.

Interest Expense

Interest expense for the quarter ended December 31, 2003, decreased to $0.7 million from $1.5 million for the same period in 2002. The decline is mostly due to a reduction in the amount of long-term debt outstanding, a decrease in interest rates and the effect of the decline in the US dollar relative to the Canadian dollar on the US dollar interest payments. Assuming US rates and exchange rates remain stable, the Corporation expects that interest expense will decrease in 2004 due to lower amounts of principal outstanding.

Loss on Change in Ownership in Subsidiary Company

During 2002, SR Telecom increased its shareholding in CTR by 8.9% to 95.9%. The increase in shareholding was a function of the degree to which certain performance requirements of the acquired assets were not met. This increase in the direct and indirect ownership in CTR resulted in an estimated non-cash charge to earnings of $3.97 million in the fourth quarter of 2002, subject to final negotiations. The charge was determined using management’s best estimate of the increase of the holding of CTR. The final negotiations have not yet concluded.

Foreign Exchange

The foreign exchange gain of $2.6 million in the fourth quarter of 2003, compared to $0.1 million of foreign exchange gain in the fourth quarter of 2002, is a function of the effect of fluctuations in the Canadian dollar, U.S. dollar and Chilean Peso on the assets and liabilities of CTR, especially the U.S. dollar denominated debt.

Income Taxes

The income tax expense recorded in the current period is a function of positive earnings experienced in Chile, in peso terms, due to significant foreign exchange gains. The income tax expense recorded resulted in a draw down against the Corporation’s deferred tax asset.

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For the year ended December 31, 2003 versus December 31, 2002

Wireless Telecommunications Products Business Segment

	Percent of Revenue
	2003	2002

Revenue	100%	100%
Cost of revenue	54%	49%

Gross profit	46%	51%
Agents commissions	3%	8%
Selling, general and administrative expenses	45%	26%
Research and development expenses, net	24%	12%
Restructuring, asset impairment and other charges	3%	3%

Total operating expenses	75%	49%

Operating (loss) income	(29%)	2%
Interest expense, net	(5%)	(3%)
Gain on repurchase of debentures	1%	-
Loss on foreign exchange	(9%)	(1%)
Income tax recovery	5%	-

Net loss	(37%)	(2%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the years ended December 31, 2003 and 2002:

	Revenue (In thousands)		Percent of Wireless Revenue
	2003	2002	2003	2002

Europe, Middle East and Africa	51,468	80,871	45%	45%
Asia	41,293	86,125	37%	48%
Latin America	11,712	7,833	10%	4%
Other	9,344	6,200	8%	3%

	113,817	181,029	100%	100%

Revenue in Europe, Middle East and Africa in percentage terms remained relatively the same in 2003 and 2002, but decreased in dollar terms in the same period. This was due to a decline in shipments for large turnkey projects to the region compared to the prior year. Sales to Asia also declined in the twelve-month period of 2003 as compared to the twelve-month period of 2002, due to the result of large contracts with Telstra Corporation Limited, the Department of Transport and Communications of the Philippines and Rural Telephone Services of Thailand in 2002 that were substantially completed in 2003. Revenue in Latin America increased in dollar and percentage terms, for the twelve-month period ended December 31, 2003 as compared to the same period in 2002 as a result of sales of SR Telecom’s newly acquired airstar product line to the region.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	13

Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2003 is as follows:

	Revenue (in thousands)	Percent of Wireless Revenue

	2003	2003

Telstra Corporation Limited	15,766	14%

Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2002 is as follows:

	Revenue (in thousands)	Percent of Wireless Revenue

	2002	2002
Saudi Telecom Company	31,295	17%
Telstra Corporation Limited	32,881	18%

	64,176	35%

Revenue

For the year ended December 31, 2003, revenue decreased to $113.8 million from $181 million for the year ended December 31, 2002. This decrease was a function in the decline of both equipment revenue and service revenue. Equipment sales decreased by 41% to $85.7 million in 2003 from $146.1 million in 2002. This decrease in annual revenue is primarily due to the substantial completion of major contracts including Saudi Telecom Company, Rural Telephone Services of Thailand and Department of Transport and Communications of the Philippines during 2003. Service revenue decreased by $6.7 million in 2003 to $28.2 million from $34.9 million in 2002 as the service components of the major turnkey projects were finalized. During 2003, there have been delays in securing new long-term contracts partially due to regulatory issues and the political situation in the Middle East.

Gross Profit

Gross profit as a percentage of revenue decreased to 46% for the year ended December 31, 2003, from 51% for the year ended December 31, 2002. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit declined to 48% in 2003, from the 59% levels experienced in 2002. This decrease resulted from variations in sales mix including sales of lower margin products such as angel and airstar, and is also due to an increase in under-absorbed overhead costs in 2003. Services gross profit increased to 43% in 2003 from 14% in 2002 as better margins were experienced on product repairs as well as positive contributions from renegotiations of certain services on turnkey projects.

Agent Commissions

Agent commissions as a percentage of revenue decreased to 3% or $3.3 million in the twelve-months ended December 31, 2003 from 8% or $13.9 million in the twelve-months ended December 31, 2002. Commissions as a percentage of revenue commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally have higher commissions. The jurisdiction and equipment mix changed significantly in 2002, partly due to the effect of the purchase of the swing product line from Lucent in 2001, and in 2003 with the addition of airstar and angel.

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Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $52.2 million as at December 31, 2003, compared to $47.1 million in 2002. This was due to the inclusion of Netro, which resulted in an approximate increase of $6.1 million in SG&A expense in the four-month period since its acquisition in September of 2003. This increase was partially offset by cost reductions achieved as a direct result of restructuring efforts.

Research and Development Expenses

Research and development expenses on a comparable basis increased to $27.2 million in 2003 from $21.3 million in 2002. The increase is due to additional research and development costs of $3.6 million incurred as a result of the acquisition of Netro and a reduction in the amount of investment tax credits being recognized that offset research and development expense. As of July 1, 2003, the Corporation has ceased the recognition of further Federal investment tax credits since there is limited assurance that these credits would be realized in the near term.

Restructuring, Asset impairment and Other Charges

For the year ended December 31, 2003, restructuring, asset impairment and other charges of $3.1 million were recorded. The restructuring charges were undertaken by the Corporation to reduce its cost structure, and are comprised primarily of severance and termination benefits. In total, 42 employees were terminated including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees. The write off of the assets of $1.4 million relates to the discontinuation of research and development on the shift product line as the Corporation identified that the market opportunities for shift will be better served by angel.

For the year ended December 31, 2002, restructuring charges of $4.9 million were accrued. These charges also composed primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations and lease cancellation costs relating to the closure of a research and development site in Montreal. In total, 90 employees were terminated including 39 research and development employees, 31 project management employees, 8 sales and marketing employees, and 12 general and administrative employees.

Interest Expense

Interest expense was $5.7 million for the year ended December 31, 2003, compared to $6.2 million for the same period in 2002. The decrease in interest expense is mainly due to the forgiveness of interest payable relating to a government program.

Gain on Repurchase of Debentures

For the quarter ended December 31, 2003, SR Telecom realized a gain of $1.2 million on the repurchase of $4.0 million of its outstanding debentures.

Foreign Exchange

The foreign exchange loss of $10.0 million for the year ended December 31, 2003, compared to $2.0 million in the year ended December 31, 2002, resulted from the fluctuation in the value of the Canadian dollar compared to the U.S. dollar and the Euro. The revaluation of the Corporation’s US dollar denominated accounts receivable and cash balances is the main reason for the increase.

Income Taxes

SR Telecom’s change in effective tax rates in the year as compared to previous years reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation has ceased to recognize additional tax loss carry-forward benefits, resulting in a lower tax recovery than in 2002. The income tax provision is also affected by the geographic distribution of earnings mix.

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Telecommunication Service Provider Business Segment

Revenue

CTR experienced a decline in revenue to $14.1 million in the year ended December 31, 2003, from $15.9 million in the year ended December 31, 2002. Revenue has been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. Net revenue in Chilean peso terms in 2003 was $6,917 million pesos compared to $6,951 million pesos in 2002.

Operating Expenses

Operating expenses decreased to $21.6 million in 2003 from $22.5 million in 2002. Operating expenses actually increased to $9.2 million pesos for the twelve-months ended December 31, 2003, from $8.7 million pesos in the twelve-months ended December 31 2002. The amount decreased in Canadian dollar terms due to the decline in the value of the Chilean peso relative to the Canadian dollar. Operational efficiencies and cost reductions were offset by non-recurring consulting expenses.

Restructuring, Asset Impairment and Other Charges

For the year ended December 31, 2003, asset impairment charges of $0.6 million were accrued. These charges were related to the write down of certain satellite related assets to their estimated fair market value.

Interest Expense

Interest expense for the year ended December 31, 2003, has decreased to $3.2 million from $5.9 million for the same period in 2002. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments.

Loss on Change in Ownership in Subsidiary Company

During 2002, SR Telecom increased its shareholding in CTR by 8.9% to 95.9%. The increase in shareholding was a function of the degree to which certain performance requirements of the acquired assets were not met. This increase in the direct and indirect ownership in CTR resulted in an estimated non-cash charge to earnings of $3.97 million in the fourth quarter of 2002, subject to final negotiations. The charge was determined using management’s best estimate of the increase of the holding of CTR. The final negotiations have not yet concluded.

Foreign Exchange

The foreign exchange gain of $11.1 million in 2003, compared to the foreign exchange loss of $0.5 million in 2002, is a function of the effect of fluctuations in the Canadian dollar, U.S. dollar and Chilean Peso on the assets and liabilities of CTR, especially the U.S. dollar denominated debt.

Income Taxes

The income tax expense recorded in the current period is a function of positive earnings experienced in Chile, in peso terms, due to significant foreign exchange gains. The income tax expense recorded resulted in a draw down against the Corporation’s deferred tax asset.

Consolidated Liquidity and Capital Resources

Cash and Short-Term Investments

The consolidated cash and short-term investment position including restricted cash, decreased to $18.7 million at December 31, 2003, compared to $41.9 million at December 31, 2002. The decrease in the outstanding cash balance results from the repayment of outstanding debt in the amount of $20.2 million in 2003 as well as the use of cash to fund operations in excess of that generated from sales. The Corporation has recently completed an equity financing that will generate significant additional working capital.

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Accounts Receivable

The trade receivables decrease of $31.5 million during the year to $78.7 million at December 31, 2003 from $110.2 million at December 31, 2002, results substantially from the collection of outstanding receivables in the Middle East during the year as well as a decline in value of the US dollar receivables due to the strengthening of the Canadian dollar. Also contributing to the decrease is a decline in sales volume during the year.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. Under MCI’s approved Bankruptcy Plan, they have until May 2004 to object to any claims filed. SR Telecom’s claim is presently listed as an Administrative Priority Claim. Under MCI’s Bankruptcy Plan, Administrative Priority Claims are paid in full therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it will have a material, although non-cash, impact on SR Telecom’s results of operations.

Inventory

The inventory balance increased by $13.6 million to $48.0 million at December 31, 2003, from $34.4 million at December 31, 2002. This increase was a function of the inclusion of $7.4 million in inventory from the Netro acquisition as well as strategic purchases of components.

Investment Tax Credits and Future Income Tax Assets

Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation stopped recognizing Future Income Tax assets and non-refundable Federal Investment Tax Credits in its Canadian operations because the Corporation could no longer support the addition of tax related assets on its balance sheet. SR Telecom intends to use the existing balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

To use the investment tax credits existing of $18.1 million at December 31, 2003, future taxable income of approximately $82 million is required. The investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have a remaining life of approximately 6 to 10 years.

Most of the future income tax assets relate to timing differences between the tax bases and financial reporting of research and development expenses as well as depreciation amounts. The future income tax assets derived from these differences have an indefinite life. The remaining balance relates mostly to tax loss carry-forward benefits recognized in Chile, which have an indefinite life.

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Although SR Telecom has had losses in the recent past, SR Telecom had a history of profit in the years before these. Profitability for the past few years has been adversely impacted by the market conditions in the telecommunications industry and other political, economic and social events that affected our customers. SR Telecom believes these issues are temporary and that the industry will return to profitability. SR Telecom is working to strategically position itself and return to profitability when the industry conditions improve.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate to US dollar letters of credit that are pledged against the Redmond and San Jose operating leases and performance and bid bonds that support the Corporation’s contracting activities.

Intangible Assets

The intangible assets included in the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 for the angel technology.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $1.0 million for the year ended December 31, 2003, compared to $0.5 million in 2002. These relate principally to existing network upgrades and enhancements. Wireless Products additions were $4.7 million, excluding the assets acquired in the Netro acquisition, related predominantly to the shift asset purchase in the first quarter of 2003. SR Telecom presently has no material commitments for capital expenditures.

Bank Indebtedness

During the twelve-month period ended December 31, 2003, SR Telecom’s operating line of credit was renewed at a reduced amount of $3.0 million. Subsequent to year-end, the Corporation granted security for the operating line of credit in the form of a moveable hypothec on accounts receivable and inventory in the amount of $2.5 million and the line of credit was renewed at $2.3 million.

Liabilities

Trade payables and accrued liabilities remained relatively stable at $59.4 million at December 31, 2003, a marginal increase of $1.3 million from $58.1 million at December 31, 2002. The amount of trade payables is in line with SR Telecom’s current level of operations.

Customer advances decreased by $5.9 million to $4.2 million at December 31, 2003 from $10.0 million at December 31, 2002. The decrease is largely attributable to reduced sales in the current year and the finalization of several existing turnkey contracts.

Long-Term Debt and Shareholders’ Equity

(in thousands)	December 31, 2003	December 31, 2002

Long-term liability	$1,939	-
Lease liability	$12,808	-
Debentures	$ 71,000	$ 75,000
Long-term project financing	$ 45,232	$ 64,760
Shareholders’ equity	$ 91,740	$ 102,326

Long-Term Liability

The long-term liability of $1.9 million reflects the fair value of the indemnification provided to the directors and officers of Netro Corporation as part of the purchase agreement.

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Lease Liability

The lease liability of $12.8 million, representing a long-term portion of $7.2 million and a short-term portion of $5.6 million, arose on the assumption of Netro’s operating lease for its San Jose office, which is not being used. This lease obligation has been recorded in the financial statements at its fair market value, determined by the present value of future lease payments, reduced by the expected sub-lease revenue.

Long-Term Debt

SR Telecom’s debentures are unsecured and bear interest at 8.15%, payable semi-annually. During the end of 2003, the Corporation repurchased $4.0 million of the debentures as a means to reduce the debt. The balance of the debentures is due in a bullet payment at maturity in April 2005. SR Telecom intends to partially refinance this debt.

The long-term project financing relates to outstanding notes with Export Development Canada and the Inter-American Development Bank that are obligations of CTR. As of December 31, 2003, a principal amount of US$35 million was outstanding. Payments of principal and interest are due in semi-annual installments until maturity in 2008.

Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While CTR and SR Telecom have not met all of these covenants, default of the covenants has been waived by the lenders for an additional one year period ending February 14, 2005. The waiver provides for a deferral of US$3,500,000 of principal repayments originally due in 2004 to repayment in 2005 and extends the repayment of the remaining principal under that note from 2007 to 2008. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived on an annual basis until the balance of the amounts outstanding is either repaid or refinanced. If the lenders decline to waive the defaults, all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if Export Development Canada and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom’s public debentures and its bank indebtedness, which means that all amounts could be declared due and immediately payable.

Counterparts for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

The following table outlines the cash payments due with respect to SR Telecom’s contractual cash obligations: Payments due by:

Contractual Obligations	2004	2005	2006	2007	2008	Thereafter	Total

Debentures	-	71,000	-	-	-	-	71,000
Long-term debt obligations	7,109	9,047	9,692	9,692	9,692	-	45,232
Capital lease obligations	114	79	66	66	66	67	458
Operating lease obligations	11,256	10,164	3,447	1,187	1,096	853	28,003

Total	18,479	90,290	13,205	10,945	10,854	920	144,693

Shareholder’s Equity

On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All per share amounts in the MD&A have been restated to reflect the share consolidation on a retroactive basis.

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On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in an issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced.

The Corporation also closed a private placement whereby 705,882 units were issued at $8.50 per share for gross proceeds of $6.0 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share in the capital of SR Telecom at a price of $10.00 per share until July 2008. The securities are subject to a four-month hold period under the applicable securities law. The private placement was offered in order to obtain funds to be used in working capital.

The gross proceeds of $6.0 million were allocated between common shares and warrants based on their fair values. Accordingly, $4.2 million was allocated to the common shares and $1.8 million to the warrants.

SR Telecom has an Employee Stock Purchase Plan, a Directors’ Share Compensation Plan and an Employee Stock Option Plan that provides stock options to key employees, where the options vest over a period of four to five years. For the year ended December 31, 2003, stock issued under the first two plans totaled 88,710 for cash consideration of $0.7 million.

Forward Contracts

The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Corporation also has currency exposure to freely tradable and liquid currencies of first world countries and communities. As a result, the Corporation entered into two forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. At December 31, 2003, there is one forward contract remaining which sells US$2.0 million at a rate of 1.4203 in March 2004. The change in market value of the contracts resulted in a foreign exchange gain of $0.2 million that was recorded in the income statement. The second contract expired in December of 2003 and resulted in a realized foreign exchange gain of $0.2 million. Future fluctuations in the US dollar compared to the Canadian dollar over the term of the remaining contract will result in further charges to the Corporation’s income statement.

Cash Flows

Cash flows used in operations totaled $21.0 million in the fourth quarter of 2003, compared to an inflow of $18.7 million in the fourth quarter of 2002, primarily as a result of lower revenues. For the year ended December 31, 2003, cash flows used in operations totaled $44.6 million as compared to an inflow of $33.3 million for the year ended December 31, 2002.

Cash flows used in financing activities were $10.0 million for the quarter ended December 31, 2003, as compared to $2.5 million for the quarter ended December 31, 2002. The increase is a result of increased debt repayments during the current quarter. For the year ended December 31, 2003, cash flows used in financing activities totaled $14.1 million as compared to $7.7 million for the year ended December 31, 2002. The increase reflects increased debt repayments offset by the proceeds on the private placement.

Cash inflows from investing activities were $4.9 million in the quarter ended December 31, 2003, compared to cash outflows of $22.0 million in the fourth quarter of 2002. The reason for this difference is due to the Corporation cashing in its short-term investments to fund operations in 2003, whereas in the prior year surplus cash generated from operations was used to purchase short-term investments. For the year ended December 31, 2003, cash inflows from investing activities totaled $46.8 million as compared to an outflow of $25.7 million for the year ended December 31, 2002, resulting from the net cash acquired on acquisition of Netro and the sale of short-term investments during the year.

SR Telecom believes that its cash and cash equivalents balance, short-term investments, cash from operations going forward and the funds raised from the public and private offering on February 18 and 24, 2004, will be sufficient to satisfy its cash requirements for at least the next twelve months.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	20

Consolidated Statements of Earnings (in thousands, except for per share amounts)

	For the Three Months ended December 31st
	2003 (unaudited)			2002 (unaudited)

	Wireless products	CTR	Cons.	Wireless products	CTR	Cons.

Revenue
Equipment	28,077	-	28,077	34,672	-	34,672
Services	9,941	-	9,941	12,428	-	12,428
Telecommunications	-	3,613	3,613	-	3,702	3,702

Total revenue	38,018	3,613	41,631	47,100	3,702	50,802

Cost of revenue

Equipment	14,885	-	14,885	11,421	-	11,421
Services	5,086	-	5,086	10,948	-	10,948

Total cost of revenue	19,971	-	19,971	22,369	-	22,369

Gross Profit	18,047	3,613	21,660	24,731	3,702	28,433
Agent commissions	-	-	-	3,291	-	3,291
Restructuring, asset impairment and other charges (note 4)	3,086	630	3,716	4,912	-	4,912
Operating expenses	18,832	5,361	24,193	13,436	5,318	18,754
Research and development expenses, net	6,570	-	6,570	5,342	-	5,342

Operating loss	(10,441)	(2,378)	(12,819)	(2,250)	(1,616)	(3,866)
Interest expense, net	(1,311)	(661)	(1,972)	(1,856)	(1,519)	(3,375)
Gain on repurchase of debentures (note 10)	1,199	-	1,199	-	-	-
Loss on change in ownership
Loss on change in ownership in subsidiary company (note 5)	-	-	-	-	(3,974)	(3,974)
(Loss) gain on foreign exchange	(1,777)	2,611	834	(340)	94	(246)

Loss before income taxes	(12,330)	(428)	(12,758)	(4,446)	(7,015)	(11,461)
Income tax recovery (expense)	128	(1,571)	(1,443)	271	-	271

Net loss	(12,202)	(1,999)	(14,201)	(4,175)	(7,015)	(11,190)

Weighted average number of common shares outstanding (note 6)			10,445			5,499
Net loss per share basic and diluted	(1.17)	(0.19)	(1.36)	(0.76)	(1.28)	(2.04)

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	21

Consolidated Statements of Earnings (in thousands, except for per share amounts)

	For the Twelve Months ended December 31st
	2003 (audited)			2002 (audited)

	Wireless products	CTR	Cons.	Wireless products	CTR	Cons.
Revenue
Equipment	85,655	-	85,655	146,118	-	146,118
Services	28,162	-	28,162	34,911	-	34,911
Telecommunications	-	14,064	14,064	-	15,874	15,874

Total revenue	113,817	14,064	127,881	181,029	15,874	196,903

Cost of revenue
Equipment	44,949	-	44,949	59,304	-	59,304
Services	16,053	-	16,053	30,012	-	30,012

Total cost of revenue	61,002	-	61,002	89,316	-	89,316

Gross profit	52,815	14,064	66,879	91,713	15,874	107,587

Agent commissions	3,304	-	3,304	13,904	-	13,904
Restructuring, asset impairment
and other charges (note 4)	3,086	630	3,716	4,912	-	4,912

Operating expenses	52,152	21,556	73,708	47,050	22,510	69,560
Research and development expenses, net	27,170	-	27,170	21,336	-	21,336

Operating (loss) earnings	(32,897)	(8,122)	(41,019)	4,511	(6,636)	(2,125)

Interest expense, net	(5,653)	(3,158)	(8,811)	(6,153)	(5,920)	(12,073)
Gain on repurchase of debentures (note 10)	1,199	-	1,199	-	-	-
Loss on change in ownership
in subsidiary company (note 5)	-	-	-	-	(3,974)	(3,974)
(Loss) gain on foreign exchange	(10,035)	11,066	1,031	(1,991)	(470)	(2,461)

Loss before income taxes	(47,386)	(214)	(47,600)	(3,633)	(17,000)	(20,633)

Income tax recovery (expense)	5,098	(2,253)	2,845	(252)	-	(252)

Net loss	(42,288)	(2,467)	(44,755)	(3,885)	(17,000)	(20,885)

Weighted average number of common shares outstanding (note 6)			7,207			5,473
Net loss per share basic and diluted	(5.87)	(0.34)	(6.21)	(0.71)	(3.11)	(3.82)

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	22

Consolidated Statements of Deficit For the Twelve Months ended December 31st, 2003 and 2002 (in thousands of dollars)

	2003 (audited)	2002 (audited)

Deficit, beginning of year as previously reported	(45,659)	(21,668)

Cumulative effect of adoption of new accounting policy (note 2)
	-	(3,106)

Deficit, beginning of year as restated	(45,659)	(24,774)

Net loss	(44,755)	(20,885)
Share issue costs	(527)	-

Deficit, end of year	(90,941)	(45,659)

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	23

Consolidated Balance Sheets As at December 31st, 2003 and 2002 (in thousands of dollars)

	2003 (audited)	2002 (audited)
Assets
Cash and cash equivalents	8,434	20,309
Short-term investments	3,231	21,624
Short-term restricted cash (note 11)	2,835	-
Accounts receivable, net	55,395	79,352
Current portion of long-term accounts receivable, net (note 3)	21,687	7,390
Income taxes receivable	1,889	1,645
Inventories	48,027	34,445
Prepaid expenses and deposits	5,253	3,126
Investment tax credits	-	2,400

	146,751	170,291
Long-term investment tax credits	18,145	15,908
Long-term portion of accounts receivable, net	1,571	23,403
Property, plant and equipment, net	90,127	91,268
Future income taxes	21,821	16,088
Long-term restricted cash (note 11)	4,243	-
Intangible assets (note 9)	5,408	-
Other assets	1,709	3,847

	143,024	150,514

	289,775	320,805

Liabilities
Bank indebtedness	3,000	10,000
Accounts payable and accrued liabilities	59,435	58,125
Customer advances	4,163	10,054
Current portion of lease liability (note 9)	5,591	-
Current portion of long-term debt	7,223	9,626

	79,412	87,805

Long-term lease liability (note 9)	7,217	-
Long-term liability (note 9)	1,939	-
Long-term debt (note 10)	109,467	130,674

	198,035	218,479
Shareholders’ equity
Capital stock (note 6)	180,866	147,985
Warrants (note 6)	1,815	-
Deficit	(90,941)	(45,659)

	91,740	102,326

	289,775	320,805

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	24

Consolidated Statements of Cash flows For the Three Months ended December 31st, 2003 and 2002 (in thousands of dollars)

	2003 (audited)	2002 (audited)
Cash flows (used in) from operating activities
Net loss	(14,201)	(11,190)
Adjustments to reconcile net loss to net cash (used in) from operating activities:
Depreciation and amortization	3,973	3,792
Restructuring, asset impairment and other charges (note 4)	630	-
Loss on disposal of property, plant and equipment	24	8
Gain on repurchase of debentures (note 10)	(1,199)	-
Loss on change in ownership in subsidiary company (note 5)	-	3,974
Future income taxes	1,656	(1,215)
Changes in operating assets and liabilities:
Decrease in long-term portion of accounts receivable	20,904	1,961
(Increase) decrease in non-cash working capital items	(30,158)	21,108
Unrealized foreign exchange	(2,663)	258

Net cash (used in) from operating activities	(21,034)	18,696

Cash flows used in financing activities
Repayment of bank indebtedness	(2,000)	-
Repayment of long-term debt	(5,347)	(2,797)
Repurchase of debentures (note 10)	(2,801)	-
Proceeds from issue of shares, net of share issue costs (note 6)	152	267

Net cash used in financing activities	(9,996)	(2,530)

Cash flows from (used in) investing activities
Purchase of property, plant and equipment	(1,509)	(339)
Acquisition of Netro Corporation, net of cash acquired (note 9)	(2,988)	-
Purchase of short-term investments	(3,231)	(21,624)
Sale of short-term investments	12,652	-

Net cash from (used in) investing activities	4,924	(21,963)

Decrease in cash and cash equivalents	(26,106)	(5,797)

Cash and cash equivalents, beginning of period	34,540	26,106

Cash and cash equivalents, end of period	8,434	20,309

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	25

Consolidated Statements of Cash flows For the Twelve Months ended December 31st, 2003 and 2002 (in thousands of dollars)

	2003 (audited)	2002 (audited)
Cash flows (used in) from operating activities
Net loss	(44,755)	(20,885)
Adjustments to reconcile net loss to net cash (used in) from operating activities:
Depreciation and amortization	13,288	14,913
Restructuring, asset impairment and other charges (note 4)	1,993	-
Loss on disposal of property, plant and equipment	58	324
Gain on repurchase of debentures (note 10)	(1,199)	-
Loss on change in ownership in subsidiary company (note 5)	-	3,974
Future income taxes	(5,733)	(265)
Changes in operating assets and liabilities:
Decrease in long-term portion accounts receivable	21,832	7,070
(Increase) decrease in non-cash working capital items	(18,722)	28,868
Unrealized foreign exchange	(11,394)	(694)

Net cash (used in) from operating activities	(44,632)	33,305

Cash flows used in financing activities
Repayment of bank indebtedness	(7,000)	-
Repayment of long term debt	(10,429)	(8,445)
Repurchase of debentures (note 10)	(2,801)	-
Proceeds from issue of shares, net of share issue costs (note 6)	6,158	755

Net cash used in financing activities	(14,072)	(7,690)

Cash flows from (used in) investing activities
Purchase of property, plant and equipment	(5,714)	(3,590)
Purchase of short-term investments	(3,231)	(21,624)
Sale of short-term investments	34,276	-
Acquisition of Netro Corporation, net of cash acquired (note 9)	21,498	-
Purchase of other assets	-	(468)

Net cash from (used in) investing activities	46,829	(25,682)

Decrease in cash and cash equivalents	(11,875)	(67)

Cash and cash equivalents, beginning of year	20,309	20,376

Cash and cash equivalents, end of year	8,434	20,309

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	26

Notes to the Consolidated Financial Statements For the Fourth Quarters ended December 31st, 2003 and 2002

1. Basis of Presentation

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with Canadian GAAP for the year ended December 31, 2002. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom’s annual audited consolidated financial statements for the years ended December 31, 2002 and 2001.

2. Adoption of New Accounting Standard

In December 2001, the Canadian Institute of Chartered Accountants amended Section 1650, Foreign Currency Translation. The amended recommendation requires that, effective January 1, 2002, unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life, that were previously deferred and amortized over the life of the related items, be included in earnings of the year. This amendment was applied retroactively, with restatement of prior periods. As a result, opening deficit increased by and other assets were reduced by $3,106,000 at January 1, 2002.

3. Accounts Receivable

Included in the current portion of accounts receivable long-term is $6,046,000 (US $4,680,000) receivable from Teleco de Haiti. The Corporation (“SR Telecom”) is currently involved in proceedings to collect the funds. The results of the legal proceedings are not determinable at this time. Details of the proceedings are as follows:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	27

To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. Under MCI’s approved Bankruptcy Plan, they have until May 2004 to object to any claims filed. SR Telecom’s claim is presently listed as an Administrative Priority Claim. Under MCI’s Bankruptcy Plan, Administrative Priority Claims are paid in full therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom’s results of operations.

4. Restructuring, Asset Impairment and Other Charges

Restructuring, asset impairment and other charges is comprised of the following:

During the fourth quarter of 2003, restructuring charges of $1,723,000 were accrued in the statement of earnings (2002 - $4,912,000). These charges were comprised primarily of severance and termination benefits, and they were undertaken by the Corporation to reduce its cost structure.

Approximately 42 employees were terminated including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees. At December 31, 2003, the remaining balance of the 2003 restructuring provision is $1,424,000.

Certain assets acquired in 2003 have been written off during the year, due to changes in the marketplace and customer requirements that go beyond the capabilities of the current technology. The Corporation recorded the write off of assets of $1,363,000 in the third quarter of 2003.

During the fourth quarter of 2003, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $630,000 was recorded to write-down such assets to their estimated fair value.

5. Loss on Change in Ownership in Subsidiary Company

On June 30, 2001, an indirect wholly owned subsidiary of CTR acquired telecommunication network assets from another Chilean telecommunication service provider in exchange for common shares of CTR, representing 13% of its total issued and outstanding common shares. On December 31, 2002, the Corporation’s shareholding in CTR increased by 8.9% to 95.9%. The increase was the result of certain performance requirements contained within the asset purchase agreement not being met with respect to the acquired assets. The increase in the direct and indirect ownership in CTR resulted in an estimated charge to earnings of $3,974,000, subject to final negotiations. There were no income tax effects on these transactions.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	28

6. Capital Stock

On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All shares in the financial statements have been restated to reflect the share consolidation on a retroactive basis.

An unlimited number of common shares and preferred shares issuable in series are authorized.

Issued and outstanding	December 31, 2003 (000’s)	December 31, 2002 (000’s)

10,467,283 (5,522,798 - December 31, 2002) common shares	$180,866	$147,985
352,941 (nil - December 31, 2002) warrants	$1,815	-

On September 4, 2003, the Corporation acquired all of the common shares of Netro Corporation (“Netro”), which resulted in the issuance of 4,149,893 common shares at a price of $6.75 per share which was the fair value of the shares on the date the acquisition was announced. (See Note 9)

On July 18, 2003, the Corporation issued 528,000 units for gross proceeds of $4,488,000 by way of a private placement. On August 27, 2003, an additional 177,882 units were issued for gross proceeds of $1,512,000 by way of a private placement. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $10.00 per share until July 2008.

The gross proceeds for the units of $6,000,000 were allocated between common shares and warrants based on their fair values. Accordingly, $4,185,000 was allocated to the common shares and $1,815,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, expected volatility of 65% and expected life of the warrants of 5 years.

Common shares totalling 22,722 were issued during the quarter ended December 31, 2003 under the Employee Stock Purchase Plan and the Directors’ Share Compensation Plan for cash consideration of $171,000. For the year ended December 31, 2003, 88,710 common shares were issued for cash consideration of $684,000.

Common shares issued and outstanding includes 8,000 shares issued in July 2001 to senior officers of the Corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The amount is included in accounts receivable.

The following table summarizes information about the Corporation’s outstanding stock options at December 31, 2003:

Range of exercise prices	Options outstanding	Weighted average exercise prices	Weighted average remaining contractual life

$6.40 - $9.80	45,200	$8.37	9.1 years
$16.30 - $24.50	142,450	$18.51	7.7 years
$35.30 - $53.00	63,630	$47.46	6.3 years
$56.60 - $85.30	44,830	$65.85	6.0 years
$89.70 - $130.80	10,200	$108.64	3.1 years

	306,310	$32.96	7.2 years

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	29

The following table summarizes information about the Corporation’s exercisable stock options at December 31, 2003:

Range of exercise prices	Options exercisable	Weighted average exercise prices

$6.40 - $9.80	6,600	$8.80
$16.30 - $24.50	46,500	$18.03
$35.30 - $53.00	42,710	$47.37
$56.60 - $85.30	28,990	$65.71
$89.70 - $130.80	10,200	$108.64

	135,000	$43.94

The following table summarizes the activity in the Employee Stock Option Plan for the years ended:

	December 31, 2003		December 31, 2002

	Number of options	Weighted-average exercise prices	Number of options	Weighted-average exercise prices

Outstanding, beginning of period	328,730	$ 33.10	270,930	$ 47.00
Granted	10,000	$ 6.56	103,000	$ 15.50
Forfeited / expired	(32,420)	$ 26.30	(45,200)	$ 39.20

Outstanding, end of period	306,310	$ 32.96	328,730	$ 33.10

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	30

7. Stock Based Compensation Plans

Effective January 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants recommendations relating to stock-based compensation and other stock-based payments. The Corporation has applied this change prospectively for new awards granted on or after January 1, 2002. The Corporation has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock or stock option awards granted to non-employees will be accounted for in accordance with the fair value method of accounting for stock based compensation.

The fair value of direct awards of stock are to be determined based on the quoted market price of the Corporation’s stock and the fair value of stock options is determined using the Black-Scholes Option Pricing Model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required to be determined as if the Corporation had accounted for its employee stock options granted after December 31, 2001 under the fair value method. The fair value of these options is estimated at the date of grant using a Black-Scholes Option Pricing Model with assumptions for the weighted-average risk-free interest rates, dividend yields, weighted-average volatility factors of the expected market price of the Corporation’s common shares and a weighted-average expected life of the options in years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods.

Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2002 and 2003, the Corporation’s pro forma net loss and net loss per share would have increased by $180,000 to $44,935,000 (2002 - $20,998,000) and increase to $6.23 (2002 - $3.84) respectively for the year ended December 31, 2003. For the three months ended December 31, 2003, the pro forma net loss and net loss per share would have increased by $40,000 to $14,241,000 (2002 - $11,228,000) and be unchanged at $1.36 (2002 - $2.04) respectively. These pro forma amounts include a compensation cost based on weighted-average grant date fair value of $8.56 per stock option for the 113,000 stock options granted during 2002 and 2003, as calculated using the Black-Scholes Option Pricing Model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, an expected volatility of 65% and expected lives of the stock options of 5 years. The pro forma disclosure omits the effect of awards granted before January 1, 2002.

8. Business Segments and Concentrations

The Corporation operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicacion y Telefonia Rural S.A. (CTR), provides telecommunication services to end-users.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	31

As at December 31, 2003 and 2002

	Wireless Telecommunications Products		Telecommunications Service Provider		Inter-Segment Eliminations		Consolidated

	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
Balance Sheets
Property, plant and equipment, net	23,371	18,721	85,358	92,052	(18,602)	(19,505)	90,127	91,268
Intangible assets, net	5,408	-	-	-	-	-	5,408	-
Other assets	1,160	1,830	5,894	6,542	(5,345)	(4,525)	1,709	3,847
Total assets	282,508	291,401	158,430	227,830	(151,163)	(198,426)	289,775	320,805

For the three-months ended December 31, 2003 and 2002:

Statements of Earnings
External revenues	38,018	47,100	3,613	3,702	-	-	41,631	50,802
Intersegment revenues	254	-	-	-	(254)	-	-	-
Gross profit	18,047	24,731	3,613	3,702	-	-	21,660	28,433
Interest expense, net	1,311	1,856	661	1,519	-	-	1,972	3,375
Depreciation of property,
plant and equipment	1,611	1,439	1,692	2,093	(239)	(238)	3,064	3,294
Amortization of intangible assets	288	-	-	-	-	-	288	-
Amortization of other assets	241	-	175	253	205	246	621	499
Restructuring, asset impairment and other
charges	3,086	4,912	630	-	-	-	3,716	4,912
Gain on repurchase of debentures	1,199	-	-	-	-	-	1,199	-
Loss on change in ownership
in subsidiary	-	-	-	(3,974)	-	-	-	(3,974)
Income tax recovery (expense)	128	271	(1,571)	-	-	(1,443)	271
Net loss	(12,202)	(4,175)	(1,999)	(7,015)	-	-	(14,201)	(11,190)

For the years ended December 31, 2003 and 2002:
Statements of Earnings
External revenues	113,817	181,029	14,064	15,874	-	-	127,881	196,903
Intersegment revenues	254	-	-	-	(254)	-	-	-
Gross profit	52,815	91,713	14,064	15,874	-	-	66,879	107,587
Interest expense, net	5,653	6,153	3,158	5,920	-	-	8,811	12,073
Depreciation of property,
plant and equipment	4,691	4,888	7,125	8,716	(954)	(953)	10,862	12,651
Amortization of intangible assets	288	-	-	-	-	-	288	-
Amortization of other assets	670	568	648	751	820	943	2,138	2,262
Restructuring, asset impairment and other
charges	3,086	4,912	630	-	-	-	3,716	4,912
Gain on repurchase of debentures	1,199	-	-	-	-	-	1,199	-
Loss on change in ownership
in subsidiary	-	-	-	(3,974)	-	-	-	(3,974)
Income tax recovery (expense)	5,098	(252)	(2,253)	-	-	-	2,845	(252)
Net loss	(42,288)	(3,885)	(2,467)	(17,000)	-	-	(44,755)	(20,885)
Purchase of property, plant
and equipment and other assets
for the years ended December 31	4,704	3,600	1,061	458	(51)	-	5,714	4,058

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	32

Geographic Information

The Corporation’s basis for attributing revenue from external customers is based on the location of the customer. Sales to customers located outside of Canada were approximately 93% of revenue or $38,716,000 for the three-month period ended December 31, 2003 and approximately 95% of revenue or $121,487,000 for the year ended December 31, 2003. Sales to customers outside of Canada were approximately 97% of revenue or $49,278,000 for the three-month period ended December 31, 2002 and approximately 98% of revenue or $192,965,000 for the year ended December 31, 2002.

The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue for the period indicated:

For the three-month period ended December 31, 2003:

	% of Revenue	Revenue (000’s)

Canada	7.5%	$ 3,104
Philippines	10.5%	$ 4,355
Other	82.0%	$ 34,172

Total	100.0%	$ 41,631

For the three-month period ended December 31, 2002:

	% of Revenue	Revenue (000’s)

Canada	3.4%	$ 1,749
Philippines	13.1%	$ 6,658
Sudan	18.7%	$ 9,514
Saudi Arabia	29.4%	$ 14,927
Other	35.4%	$ 17,954

Total	100.0%	$ 50,802

For the year ended December 31, 2003:

	% of Revenue	Revenue (000’s)

Canada	4.5%	$ 5,812
Chile	11.0%	$ 14,064
Australia	12.3%	$ 15,766
Other	72.2%	$ 92,239

Total	100.0%	$ 127,881

For the year ended December 31, 2002:

	% of Revenue	Revenue (000’s)

Canada	1.3%	$ 2,611
Australia	16.7%	$ 32,881
Thailand	18.4%	$ 36,291
Saudi Arabia	23.8%	$ 46,935
Other	39.8%	$ 78,185

Total	100.0%	$ 196,903

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue for the period indicated. All these customers are part of the wireless telecommunications products business segment.

For the three-month period ended December 31, 2003:

	% of Revenue	Revenue (000’s)

Department of Transport and Communications of the Philippines	10.5%	$ 4,355

For the three-month period ended December 31, 2002:

	% of Revenue	Revenue (000’s)

Department of Transport and Communications of the Philippines	13.0%	$ 6,620
Saudi Telecom Company	16.2%	$ 8,254
Sudan Telecom Company	18.7%	$ 9,514

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	33

For the Year ended December 31, 2003:

	% of Revenue	Revenue (000’s)

Telstra Corporation Limited	12.3%	$ 15,766

For the Year ended December 31, 2002:

	% of Revenue	Revenue (000’s)

Saudi Telecom Company	15.9%	$ 31,295
Telstra Corporation Limited	16.7%	$ 32,881

The following sets forth the property, plant and equipment by location:

	December 31, 2003	December 31, 2002

	(000’s)	(000’s)
Canada	$ 16,029	$ 13,476
Chile	$ 66,756	$ 72,547
Other	$ 7,342	$ 5,245

Total	$ 90,127	$ 91,268

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	34

9. Acquisition of Netro Corporation

On September 4, 2003, the Corporation acquired all of the issued and outstanding common shares of Netro Corporation (“Netro”), a leading provider of fixed wireless broadband access products. The purchase included the issuance of 4,149,893 common shares of the Corporation with a fair value of $6.75 per share determined as of the date of announcement of the acquisition. As part of the acquisition and immediately prior to the closing, Netro issued a cash dividend of US $100 million to its shareholders. The acquisition has been accounted for using the purchase method and accordingly, the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values as at the acquisition date. The excess of the estimated fair value of the net assets acquired over the total purchase consideration, in the amount of $7,438,000 has been accounted for as negative goodwill, and accordingly has been allocated on a pro-rata basis to the fair value of the acquired property, plant and equipment and intangible assets.

The allocation of the purchase consideration to the estimated fair value of the net assets acquired is as follows:

Netro Corporation

(000’s)
Estimated fair value of net assets acquired:
Cash and cash equivalents	26,819
Short-term investments	12,797
Restricted cash (see Note 11)	6,851
Accounts receivable	1,611
Prepaids and deposits	2,011
Inventory	7,409
Property, plant and equipment	9,892
Intangible assets	9,300
Accounts payable and accrued liabilities (see Note 15)	(20,364)

Net identifiable assets	56,326

Purchase consideration:
Share consideration (see Note 6)	28,012
Lease liability	15,555
Acquisition costs	5,321

48,888

The results of operations of Netro are included in the consolidated statement of operations of SR Telecom as of September 5, 2003.

The lease liability relates to Netro Corporation’s San Jose facilities, which will not be used by SR Telecom. The liability reflects the present value of future lease payments less expected sub-leasing revenues. The acquisition costs are for professional services rendered in respect to the acquisition of Netro Corporation and the investment banking fees.

As part of the purchase agreement, the Corporation has agreed to indemnify and hold harmless the directors and officers of Netro Corporation, for a period of six years and to obtain directors and officers insurance in this regard for a period of three years. A provision of $1,939,000 is recorded for the indemnification and has been included in long-term liability.

10. Gain on Repurchase of Debentures

In the fourth quarter of 2003, the Corporation repurchased a total of $4,000,000 of its unsecured debentures for gross proceeds of $2,801,000, which resulted in a net gain of $1,199,000. The unsecured debentures continue to bear interest at 8.15% payable semi-annually and are due April 22, 2005.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	35

11. Restricted Cash

The Corporation has a total amount of short-term restricted cash of $2,835,000 as at December 31, 2003 of which $1,143,000 are in the form of Guaranteed Investment Certificates to secure letters of guarantee issued by a Canadian chartered bank on behalf of the Corporation.

The Corporation also has short-term restricted cash and long-term restricted cash in the amounts of $1,692,000 (US $1,309,000) and $4,243,000 (US $3,283,000), respectively to secure certain obligations on the San Jose, California and Redmond, Washington operating leases that end in 2006. The short-term restricted cash will be available to the Corporation in the months of February and September of 2004.

12. Commitments and Guarantees

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. Potential payments due under these bonds are related to SR Telecom’s performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at December 31, 2003 is $2,631,000.

In the normal course of business, the Corporation is involved in various claims. Though the outcome of these various pending claims as at December 31, 2003 cannot be determined precisely, the Corporation believes that their outcome will have no adverse impact on its financial position nor on its operating results. Any losses arising from the outcome of the claims would be charged to earnings in the period in which the amount would be known.

In addition, pursuant to the acquisition of Netro (see Note 9) the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years.

13. Employee Benefit Plan

SR Telecom maintains a defined contribution retirement program covering the majority of its employees. For the three-month period ended December 31, 2003, the Corporation contributed approximately $262,000 to the plan and $1,207,000 for the year ended December 31, 2003.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	36

14. Hedging Activities

At December 31, 2003, SR Telecom has a forward contract as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. This forward contract sells US$2.0 million at a rate of 1.4203 in March 2004. The change in market value of the contract from the date of purchase to the balance sheet date resulted in a foreign exchange gain of $249,000 recorded in the statement of earnings. SR Telecom had also entered into another forward contract in 2003, which was selling US$2.0 million at a rate of 1.4119 that expired in December 2003. The change in market value of this contract from the date of purchase to expiry date resulted in a realized foreign exchange gain of $231,000 recorded in loss on foreign exchange in the statement of earnings.

15. Litigation

The Corporation has included in accounts payable and accrued liabilities, management’s best estimate of the outcome of litigation relating to Netro Corporation’s litigation which existed at the date of acquisition (see Note 9), described as follows:

Solectron Arbitration

On December 19, 2002, Solectron California Corporation filed arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts which were not supported by sales orders. As a result, Solectron now has an excess inventory of materials unable to sell. Netro disputes that the purchase of materials had not been approved by Netro as required by the agreement. The results of the arbitration are not determinable at this time. The total claim, including the cost of materials and asserted carrying charges, is approximately US$14,500,000.

Future Communications Company (FCC) Litigation

A dispute with FCC relates to the alleged improper draw down by Netro of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The results of this litigation are not determinable at this time. The amount in dispute is approximately US$1,013,000 plus interest from December 31, 1999.

Merger-related Litigation

On April 8 and May 23, 2003, several of Netro’s stockholders filed proceedings against Netro’s directors claiming that they breached their fiduciary duties to Netro allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim against Netro’s directors also states that Netro favored the Corporation over potential competing acquirers by engaging in self-dealing in connection with the merger. The parties have reached an agreement in principal to settle this lawsuit. Included in the terms of settlement is a proposed payment of US$590,000. On January 6, 2004, the court issued an order preliminarily approving the proposed settlement, providing for notice to be given to the settlement class and scheduling a hearing for final approval on April 13, 2004.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management’s opinion, would have a material adverse negative effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation’s business in the future.

16. Comparative Figures

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	37

17. Subsequent Events

(i) On February 18 and 24, 2004, the Corporation completed a public and private offering of 7,142,929 units for gross cash proceeds of $50,000,503 before the exercise of the over-allotment option. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006. The gross proceeds will be allocated between common shares and warrants based on their fair values.

(ii) On February 12, 2004, the Corporation granted security for the reduced operating line of credit of $2,300,000 in the form of a moveable hypothec on accounts receivable and inventory in the amount of $2,500,000.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	38